Exhibit 99.1

Hexindai Reports Unaudited Second Quarter of Fiscal Year 2019 Financial Results

BEIJING, Dec. 3, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Second Quarter of Fiscal Year 2019 Operational Highlights

•                      Total loan volume facilitated (1) was US$33.8 million (RMB0.2 billion) during the second quarter of fiscal year 2019, a decrease of 87.4% from the second quarter of fiscal year 2018.

•                      Gross billing amount (net of VAT)(2) was US$4.9 million during the second quarter of fiscal year 2019, a decrease of 79.3% from the second quarter of fiscal year 2018.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 14.4% during the second quarter of fiscal year 2019, an increase from 9.0% during the second quarter of fiscal year 2018.

•                      Number of borrowers (4) was 2,183 during the second quarter of fiscal year 2019, a decrease of 89.5% from the second quarter of fiscal year 2018.

•                      Number of investors (5) was 38,825 during the second quarter of fiscal year 2019, a decrease of 9.2% from the second quarter of fiscal year 2018.

Second Quarter of Fiscal Year 2019 Unaudited Financial Highlights

•                      Net revenue was US$3.6 million during the second quarter of fiscal year 2019, a decrease of 82.9% from the second quarter of fiscal year 2018.

•                      Operating expenses were US$21.1 million during the second quarter of fiscal year 2019, an increase of 222.1% from the second quarter of fiscal year 2018.

•                      Net loss was US$17.4 million during the second quarter of fiscal year 2019, compared to net income of US$12.7 million in second quarter of fiscal year 2018.

•                      Basic loss per common share in the second quarter of fiscal year 2019 was US$0.36, compared to basic earnings per common shares (“EPS”) of US$0.30 in second quarter of fiscal year 2018.

•                      Diluted loss per common share in the second quarter of fiscal year 2019 was US$0.36, compared to diluted EPS of US$0.30 in second quarter of fiscal year 2018.

•                      Adjusted net loss (Non-GAAP)(6) in the second quarter of fiscal year 2019 was US$12.5 million, compared to adjusted net income (Non-GAAP) of US$12.7 million in the second quarter of fiscal year 2018.

•                      Adjusted EBIT (Non-GAAP)(7) in the second quarter of fiscal year 2019 was (US$12.0) million, compared to US$14.7 million in the second quarter of fiscal year 2018.

(1) Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2)“Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For the traditional individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for the newly introduced individual credit loan we launched from third quarter of fiscal year 2018, the service fees are charged each period, the gross billing amount equals the gross accumulative loan facilitation service revenue recognized over the estimated term of the credit loan.

(3)“Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4) Refers to borrowers who recorded successful borrowing activity on our online marketplace during the relevant period.

(5) Refers to investors who made loan investments on our online marketplace during the relevant period.

(6) Adjusted net loss (Non-GAAP), which excluded share-based compensation expenses.

(7) Adjusted EBIT (Non-GAAP), which excluded interest income, income tax and share-based compensation.

Six Months Ended September 30, 2018 Operational Data

Loan volume facilitated

Total loan volume facilitated during the six months ended September 30, 2018 was US$481.2 million (RMB3.2 billion), an increase of 2.2% from US$458.7 million (RMB3.1 billion) during the same period of fiscal year 2018.

Number of borrowers

Number of borrowers was 31,162 during the six months ended September 30, 2018, a decrease of 12.1% from the same period of fiscal year 2018.

Number of investors

Number of investors was 106,432 during the six months ended September 30, 2018, an increase of 33.4% from the same period of fiscal year 2018.

Total loan volume facilitated through Hexindai’s platform was approximately US$3.0 billion (RMB19.9 billion) from the inception of its business in March 2014 through September 30, 2018.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “This quarter was certainly challenging for us and the entire P2P sector as the overall market environment shifts around us. The industry is gradually weeding out firms who are financially weaker, fraudulent or unable to maintain compliance standards leaving only the best run remaining. One of the strategic pre-emptive steps we took during the quarter to stay one step ahead of the industry was to protect our existing investors as liquidity in the market tightened and demand for loan transfer products increased. In response, we reduced new loan offerings on our platform and placed a priority on promoting loan transfer products to increase their liquidity and meet the growing demand. While our top line decreased significantly as a result, these steps helped strengthen confidence in our platform and the loyalty of existing investors.”

“We nevertheless outperformed the industry average across a number of metrics. Loan balance for the entire sector decreased 25% year-over-year and 17% sequentially during the quarter. This compares to the 88% year-over-year increase we saw and 11% sequential decrease we had during the same period. I believe this speaks to the strength of our platform, strict compliance standards, advanced risk management, product competitiveness, and the trust investors have in us.”

“In the long run, regulatory changes will have a positive impact on the industry. We recently completed the submission of our P2P Compliance Self-Inspection Report as the first step and are nearing completion of step two out of the three for full compliance which involves under-going an onsite inspection of our operations by Beijing Internet Finance Association. Increased regulation will raise the barriers to entry and will create a healthier market environment across the sector. This will allow us to leverage our strong cash position and improved risk management, operational efficiency, and marketing capabilities to consolidate the market. Our ability to maintain stringent standards and prioritize our investors has increased our confidence in Hexindai’s future and strengthened our ability to lead the P2P industry through this challenging time.”

Second Quarter of Fiscal Year 2019 Unaudited Financial Results

Net revenue

Net revenue during the second quarter of fiscal year 2019 was US$3.6 million, a decrease of 82.9% from US$21.2 million during the same quarter of fiscal year 2018. The decrease was primarily due to the significant decrease in the volume of credit loans facilitated through Hexindai’s marketplace, which decreased from US$265.6 million (RMB1.8 billion) in the second quarter of fiscal year 2018 to US$33.8 million (RMB0.2 billion) in the same quarter of fiscal year 2019. The decrease in the volume of credit loans facilitated through Hexindai’s marketplace was driven by a decrease in the number of credit loan borrowers from 20,675 in the second quarter of fiscal year 2018 to 2,183 in the same quarter of fiscal year 2019.

Operating expenses

Total operating expenses during the second quarter of fiscal year 2019 were US$21.1 million, an increase of 222.1% from US$6.5 million in the same quarter of last fiscal year. The significant increase was primarily due to an increase in sales and marketing expenses, general and administrative expenses and share-based compensation.

Sales and marketing expenses

Sales and marketing expenses during the second quarter of fiscal year 2019 were US$11.7 million, an increase of 218.3% from US$3.7 million during the same quarter of last fiscal year. The increase was primarily due to an increase in employee expenses and advertising expenses associated with enhancing the Company’s brand recognition and acquiring more customers.

Service and development expenses

Service and development expenses during the second quarter of fiscal year 2019 were US$2.2 million, an increase of 14.5% from US$1.9 million during the same quarter of last fiscal year. Service and development expenses remained stable when compared to the same period of last fiscal year, which was primarily due to improvements in operational efficiency.

General and administrative expenses

General and administrative expenses during the second quarter of fiscal year 2019 were US$2.2 million, an increase of 135.5% from US$0.9 million during the same period of last fiscal year. The increase was primarily attributable to an increase in employee expenses, professional service fees and rental expenses.

Share-based compensation

Share-based compensation during the second quarter of fiscal year 2019 was US$4.9 million, compared to nil during the same period of last fiscal year. The increase was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net loss(income)

As a result of the foregoing, the net loss was US$17.4 million during the second quarter of fiscal year 2019, compared to net income of US$12.7 million in second quarter of fiscal year 2018.

Net loss (income) attributable to Hexindai Inc.’s shareholders and EPS

Net loss attributable to the Company’s shareholders was US$17.4 million during the second quarter of fiscal year 2019, compared to net income attributable to the Company’s shareholders of US$12.7 million in the same period of fiscal year 2018. Accordingly, basic loss per common share in the second quarter of fiscal year 2019 was US$0.36, compared to basic EPS of US$0.30 in the same period of fiscal year 2018.Diluted loss per common share in the second quarter of fiscal year 2019 was US$0.36, compared to diluted EPS of US$0.30 in the same period of fiscal year 2018.

Adjusted net loss (income) attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net loss attributable to the Company’s shareholders, which excluded share-based compensation expenses, was US$12.5 million in the second quarter of fiscal year 2019, compared to adjusted net income attributable to the Company’s shareholders of US$12.7 million in the same period of fiscal year 2018. Accordingly, the adjusted basic loss per common share was US$0.26 in the second quarter of fiscal year 2018, compared to the adjusted basic EPS of US$0.30 in the same period of fiscal year 2018. The adjusted diluted loss per common share was US$0.26 in the second quarter of fiscal year 2018, compared to the adjusted diluted EPS of US$0.30 in the same period of fiscal year 2018.

Six Months Ended September 30, 2018 Unaudited Financial Results

Net revenue

Net revenue during the six months ended September 30, 2018 was US$55.3 million, an increase of 52.1% from US$36.3 million during the same period of last fiscal year. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace, which increased from US$0.4 billion (RMB3.0 billion) in the six months ended September 30, 2017 to US$0.5 billion (RMB3.2 billion) in the six months ended September 30, 2018. The increase in net revenue was due to the increase in gross billing ratio (net of VAT) for credit loans from 8.9% in the six months ended September 30, 2017 to 11.9% in the six months ended September 30, 2018.

Operating expenses

Total operating expenses during the six months ended September 30, 2018 were US$36.6 million, an increase of 223.0% from US$11.3 million in six months ended September 30, 2017. The increase was primarily due to increase in sales and marketing expenses, general and administrative expenses and share-based compensation.

Sales and marketing expenses

Sales and marketing expense during the six months ended September 30, 2018 were US$23.4 million, an increase of 274.0% from US$6.3 million from the same period of last fiscal year. The increase was primarily due to an increase in employee expenses, advertising expenses, and a series of marketing and promotional campaigns.

Service and development expenses

Service and development expenses during the six months ended September 30, 2018 were US$3.5 million, an increase of 9.4% from US$3.2 million during the same period of last fiscal year. Service and development expenses remained stable when compared to the same period of last fiscal year, which was primarily due to improvements in operational efficiency.

General and administrative expenses

General and administrative expenses during the six months ended September 30, 2018 were US$4.6 million, an increase of 146.7% from US$1.8 million during last year. The increase was primarily attributable to an increase in employee expenses and professional service fees.

Share-based compensation

Share-based compensation during the six months ended September 30, 2018 was US$5.1 million, increased from nil during the same period of last fiscal year. The increase was attributable to awards granted under the 2016 Equity Incentive Plan since November 3, 2017 on which date the Company completed its IPO.

Net income

As a result of the foregoing, a decrease of 43.1% in our net income, which decreased from US$21.6 million during the six months ended September 30, 2017 to US$12.3 million during the six months ended September 30, 2018

Net income attributable to Hexindai Inc.’s shareholders and EPS

Net income attributable to the Company’s shareholders decreased by 43.1% to US$12.3 million in six months ended September 30, 2018 from US$21.6 million during the same period of last fiscal year. Accordingly, the basic EPS decreased to US$0.25 in six months ended September 30, 2018 from US$0.50 during the same period of last fiscal year and diluted EPS decreased to US$0.23 in six months ended September 30, 2018 from US$0.50 during the same period of last fiscal year.

Adjusted net income attributable to Hexindai Inc.’s shareholders and adjusted EPS

Adjusted net income attributable to the Company’s shareholders, which excluded share-based compensation expenses, decreased by 19.3% to US$17.4 million during the six months ended September 30, 2018 from US$21.6 million in the six months ended September 30 2017. Accordingly, the adjusted basic EPS decreased to US$0.36 during the six months ended September 30, 2018 from US$0.50 during the same period of last fiscal year. Adjusted diluted EPS decreased to US$0.32 during the six months ended September 30, 2018 from US$0.50 during the same period of last fiscal year.

Cash and Cash Flow

As of September 30, 2018, the Company had cash and cash equivalents of US$53.1 million. Net cash used in operating activities for the six months ended September 30, 2018 was US$5.9 million, compared to net cash provided by operating activities of US$25.6 million during the same period of last fiscal year. Net cash used in investing activities for the six months ended September 30, 2018 was US$51.2 million, compared to US$0.1 million during the same period of last fiscal year. Net cash used in financing activities for six months ended September 30, 2018 was US$15.8 million, compared to net cash provided by financing activities of US$8.8 million in the same period of last fiscal year.

Business Outlook

Based on the information available as of the date of this press release, Hexindai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change (see Safe Harbor Statement below):

Three Months Ending December 31, 2018

•             Total loans facilitated will be in the range of US$56.0 million to US$60.0 million.

•             Net revenue will be in the range of US$1.4 million to US$1.6 million.

Fiscal Year Ending March 31, 2019

•             Total loans facilitated will be in the range of US$700.0 million to US$720.0 million.

•             Net revenue will be in the range of US$66.0 million to US$70.0 million.

Use of Non-GAAP Financial Measures

We used adjusted net (loss) income, adjusted EPS and adjusted EBIT, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. “Adjusted net (loss) income” is net income before share-based compensation expenses. “Adjusted EBIT” is earnings before interest, income taxes and share-based compensation. We believed that the non-GAAP financial measures helped identify underlying trends in our business by excluding the impact of share-based compensation expenses, which were non-cash charges. We believed that the adjusted net (loss) income, adjusted EPS and adjusted EBIT provided useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP measures were not defined under U.S. GAAP and was not presented in accordance with U.S. GAAP. This non-GAAP financial measure had limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP measures” set forth at the end of this press release.

Exchange Rate Information

Our business was conducted in China, and our financial records were maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was first prepared in RMB and then was translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

In December 2018, Hexindai began sharing credit data with Baihang Credit, the first credit-reporting platform for the online lending sector that is backed by China’s central bank. Hexindai and other partner companies will make regular transfers of data to Baihang Credit, which will then integrate and process the data collected and transmit individual credit information back to its partner companies. The data shared on the platform will help Hexindai assess its customers’ creditworthiness, speed up credit assessment processing and potentially reduce the cost of risk management.

In October 2018, Hexindai completed the submission of its P2P Compliance Self-Inspection Report to the Beijing Municipal Bureau of Financial Work, and are nearing completion of step 2 with an on-site inspection of the Beijing Internet Finance Association. The completion of these mark the first two of three key steps for compliance with industry reforms issued by the National P2P Rectification Office. Hexindai is now focusing on the final third step in the process, including verification of inspection results by the Beijing Municipal Bureau of Financial Work with a field inspection and potentially a final check by higher-level government organizations. Hexindai is actively supporting and participating in this compliance process, which aims to foster the stable growth of the P2P lending industry in China.

In October 2018, Hexindai established an agreement with Shell Energy (China) Limited, a subsidiary of Royal Dutch Shell, to provide price hedging for a substantial volume of National Carbon Allowances (NCA) and support liquidity and market developments of China’s National Emissions Trading Scheme (ETS). The agreement is set for three years and will commence when the cement sector is enrolled in China’s national emissions trading scheme (ETS) and the Chinese carbon offsets, such as Chinese Certified Emission Reduction (CCER), can be used for compliance purposes. China has already announced plans for a nationwide emission trading scheme in late 2017. The scheme will cover the power industry with plans to expand over seven sectors including petrochemicals, chemicals, cement, and other building materials. The agreement demonstrates Hexindai’s commitment to preserving the environment and promoting environmental protection throughout its business.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Monday, December 3, 2018 (9:00 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090
U.S. Toll Free	+1 866-519-4004
Mainland China	4006-208038
Hong Kong Toll Free	8009-06601

Passcode: HX

A telephone replay of the call will be available two hours after the conclusion of the conference call through 8:59 p.m. Beijing/Hong Kong Time, December 11, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299
U.S. Toll Free	+1 855-452-5696
Passcode: 7955019

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	March 31,
	2018	2018
	US$	US$
ASSETS
Current assets
Cash	53,069,188	132,622,467
Receivables, prepayments and other assets	20,320,402	1,248,562
Loans receivable-current	56,756,803	28,696,234
Interest receivable	913,803	555,502
Total current assets	131,060,196	163,122,765
Non-current assets
Loans receivable-non current	16,328,520	—
Long term investment	1,600,000	—
Property and equipment, net	1,224,173	767,087
TOTAL ASSETS	150,212,889	163,889,852
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	5,420,978	3,786,955
Income taxes payable	16,613,715	20,059,828
Total current liabilities	22,034,693	23,846,783
TOTAL LIABILITIES	22,034,693	23,846,783
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 48,907,728 and 47,958,550 shares issued and outstanding as of September 30, 2018 and March 31, 2018, respectively.	4,891	4,796
Additional paid-in capital	64,067,727	58,417,971
Retained earnings	70,249,407	77,241,073
Accumulated other comprehensive (loss) income	(6,143,829)	4,379,229
TOTAL SHAREHOLDERS’ EQUITY	128,178,196	140,043,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	150,212,889	163,889,852

HEXINDAI INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended September 30,		For Six Months Ended September 30,
	2018	2017	2018	2017
	US$	US$	US$	US$
NET REVENUE
Loan facilitation, post-origination and other service, net	3,644,694	21,374,343	55,841,699	36,504,933
Business and sales related taxes	(23,532)	(155,441)	(569,040)	(173,110)
NET REVENUE	3,621,162	21,218,902	55,272,659	36,331,823
OPERATING EXPENSES
Sales and marketing	11,749,563	3,691,570	23,414,667	6,260,114
Service and development	2,177,233	1,901,117	3,541,801	3,236,102
General and administrative	2,236,523	949,803	4,550,316	1,844,550
Share-based compensation	4,910,415	—	5,124,693	—
Total operating expenses	21,073,734	6,542,490	36,631,477	11,340,766
INCOME FROM OPERATIONS	(17,452,572)	14,676,412	18,641,182	24,991,057
OTHER INCOME (EXPENSE)
Other income	608,187	99,401	1,093,164	259,123
Other expense	(2,949)	(1,775)	(22,858)	(5,634)
Total other income, net	605,238	97,626	1,070,306	253,489
INCOME BEFORE INCOME TAXES	(16,847,334)	14,774,038	19,711,488	25,244,546
PROVISION FOR INCOME TAXES	553,241	2,108,997	7,433,448	3,684,941
NET (LOSS) INCOME	(17,400,575)	12,665,041	12,278,040	21,559,605
Less: net loss attributable to non-controlling interest	—	(2,254)	—	(2,254)
NET (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI INC’S SHAREHOLDERS	(17,400,575)	12,667,295	12,278,040	21,561,859
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(4,518,279)	614,635	(10,523,057)	1,048,231
COMPREHENSIVE (LOSS) INCOME	(21,918,854)	13,279,676	1,754,983	22,607,836
Less: comprehensive loss attributable to non-controlling interest	—	(423)	—	(423)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI INC’S SHAREHOLDERS	(21,918,854)	13,280,099	1,754,983	22,608,259

Basic (loss) earnings per common share	(0.36)	0.30	0.25	0.50
Diluted (loss) earnings per common share	(0.36)	0.30	0.23	0.50
Weighted average number of shares outstanding - basic	48,728,095	42,921,600	48,365,343	42,921,600
Weighted average number of shares outstanding- diluted	48,728,095	42,921,600	53,766,719	42,921,600

HEXINDAI INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(UNAUDITED)

	For Three Months Ended September 30,		For Six Months Ended September 30,
	2018	2017	2018	2017
	US$	US$	US$	US$
Net (loss) income attributable to Hexindai Inc’s shareholders	(17,400,575)	12,667,295	12,278,040	21,561,859
Add: Share-based compensation expenses*	4,910,415	—	5,124,693	—
Adjusted net (loss) income attributable to Hexindai Inc’s shareholders	(12,490,160)	12,667,295	17,402,733	21,561,859

Weighted average number of shares outstanding - basic	48,728,095	42,921,600	48,365,343	42,921,600
Weighted average number of shares outstanding- diluted	48,728,095	42,921,600	53,766,719	42,921,600

Basic (loss) earnings per common share	(0.36)	0.30	0.25	0.50
Adjusted basic (loss) earnings per common share	(0.26)	0.30	0.36	0.50

Diluted (loss) earnings per common share	(0.36)	0.30	0.23	0.50
Adjusted diluted (loss) earnings per common share	(0.26)	0.30	0.32	0.50

Net (loss) income attributable to Hexindai Inc’s shareholders	(17,400,575)	12,667,295	12,278,040	21,561,859
Less: Interest income	(35,681)	(99,401)	(239,194)	(149,232)
Add: Income tax expense**	553,241	2,108,997	7,433,448	3,684,941
Share-based compensation expenses*	4,910,415	—	5,124,693	—
Adjusted EBIT	(11,972,600)	14,676,891	24,596,987	25,097,568

* Share-based compensation expenses are not tax deductible under relevant tax laws and regulations in our tax jurisdiction.

** Income tax expenses include US$5,352, US$14,910, US$35,879 and US$ 22,385 related to the current tax expenses on interest income, which was recognized for the three month period ended September 30, 2018 and 2017 and six month period ended September 30, 2018 and 2017, respectively.

The following table presents our summary operating data for three months ended September 30, 2017 and 2018.

									Growth Rates (4)
										Six months
									Three months	ended
									ended September	September
									30,2018	30,2018
	For Three Months Ended September 30,				For Six Months Ended September 30,				compared to	compared to
	2018		2017		2018		2017		September 30,	September
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	2017	30, 2017
	(in thousands, except percentages and numbers (5))				(in thousands, except percentages and numbers (5))
Loan volume facilitated
Credit loan principal	230,038	33,803	1,771,255	265,619	3,170,710	481,176	3,039,551	449,355	-87.0%	4.3%
Secured loan principal	—	—	53,320	7,996	—	—	63,220	9,346	-100.0%	-100.0%
Total	230,038	33,803	1,824,575	273,615	3,170,710	481,176	3,102,771	458,701	-87.4%	2.2%
Number of transactions facilitated (1)						—
Credit loan transactions	2,183	2,183	20,731	20,731	31,175	31,175	35,454	35,454
Secured loan transactions	—	—	36	36	—	—	49	49
Total	2,183	2,183	20,767	20,767	31,175	4,731	35,503	35,503
Average individual transaction amount						—
Credit loan transactions	105	15	85	13	102	15	86	13
Secured loan transactions	—	—	1,481	222	—	—	1,290	191
Overall average	105	15	88	13	102	15	87	13
Gross billing amount (net of VAT)						—
Credit loan	33,138	4,869	159,067	23,854	377,833	57,339	271,865	40,191	-79.2%	39.0%
Secured loan	—	—	1,326	199	—	—	1,458	215	-100.0%	-100.0%
Total	33,138	4,869	160,393	24,053	377,833	57,339	273,323	40,406	-79.3%	38.2%
Gross billing ratio (net of VAT)		—				—
Credit loan	14.4%	14.4%	9.0%	9.0%	11.9%	11.9%	8.9%	8.9%
Secured loan	—	—	2.5%	2.5%	—	—	2.3%	2.3%
Total	14.4%	14.4%	8.8%	8.8%	11.9%	11.9%	8.8%	8.8%
Number of borrowers		—				—
Credit loan transactions	2,183	2,183	20,675	20,675	31,162	31,162	35,398	35,398
Secured loan transactions	—	—	22	22	—	—	35	35
Total	2,183	2,183	20,697	20,697	31,162	31,162	35,433	35,433	-89.5%	-12.1%
Number of investors
Credit loan transactions (2)	33,370	33,370	28,000	28,000	91,966	91,966	52,900	52,900
Secured loan transactions (3)	—	—	91	91	—	—	118	118
Credit and secured loan transactions	5,455	5,455	14,680	14,680	14,466	14,466	26,786	26,786
Total	38,825	38,825	42,771	42,771	106,432	106,432	79,804	79,804	-9.2%	33.4%

(1) Number of transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.

(5) Numbers refer to number of transactions facilitated, number of investors and numbers of borrowers presented in the table.

The following table sets forth our revenue breakdown for the periods indicated:

	For Three Months Ended September30,		For Six Months Ended September 30,
	2018	2017	2018	2017
	US$	US$	US$	US$
Revenue (1)
Loan facilitation service	4,870,258	23,979,371	58,922,136	40,425,548
Loan management service	—	707	—	168,338
Post-origination service	4,328,279	748,900	6,693,158	1,077,828
Interest income on loans	681,599	—	1,431,326	—
Others	—	3,193	—	9,618
Business tax	(23,532)	(155,441)	(569,040)	(173,110)
Cash incentives	(6,235,442)	(3,357,828)	(11,204,921)	(5,176,399)
Net Revenue	3,621,162	21,218,902	55,272,659	36,331,823

(1) Represents amounts net of VAT